Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is a transcript of Peggy Johnson’s interview with Bloomberg, in which the proposed business transaction between Churchill Capital Corp XI (“Churchill”) and Agility Robotics, Inc. (“Agility”) is discussed.

00:00:00 Romaine Bostick

And of course, China’s Unitary Robotics going public over there in Shanghai.

00:00:04 Romaine Bostick

Our next guest company is getting ready for its own debut and says it’s set to be the only public U.S.

00:00:10 Romaine Bostick

pure play on humanoid robots with proven ongoing commercial uses.

00:00:15 Romaine Bostick

Peggy Johnson joins us right now.

00:00:16 Romaine Bostick

She’s the CEO of Agility Robotics.

00:00:19 Romaine Bostick

Peggy, great to have you here.

00:00:20 Romaine Bostick

Let’s start off with some of those names that did just come to market.

00:00:24 Romaine Bostick

We saw the valuation on Unitary closing out its first day near $50 billion.

00:00:30 Romaine Bostick

figure has raised something like $39 billion in the private markets.

00:00:34 Romaine Bostick

Are you underpriced?

00:00:35 Romaine Bostick

And more importantly, are you ready to price and come to market?

00:00:39 Peggy Johnson

Well, thanks for having me, Romaine.

00:00:41 Peggy Johnson

I would say we’re value priced.

00:00:43 Peggy Johnson

We are at a $2.5 billion pre-money valuation.

00:00:48 Peggy Johnson

We will be going public, the very first humanoid in the U.S., probably in the fall timeframe.

00:00:54 Peggy Johnson

And I think what we’re seeing is pent-up demand to invest in this space.

00:00:59 Peggy Johnson

There’s a lot of excitement in robotics and what we call physical AI, the mix of AI plus robots.

00:01:06 Peggy Johnson

And investors are looking for places to go with that opportunity.

00:01:10 Romaine Bostick

The investor demand is certainly there.

00:01:12 Romaine Bostick

What about the actual buyer demand?

00:01:15 Romaine Bostick

I mean, what is the market right now?

00:01:16 Romaine Bostick

Because I feel like we’ve been talking about robotics in some sense or another for years, for decades now.

00:01:22 Romaine Bostick

Are we now at a stage where it is a commercially viable business with real, tangible long-term revenue growth?

00:01:31 Peggy Johnson

It is.

00:01:32 Peggy Johnson

We have over $300 million of booked orders.

00:01:37 Peggy Johnson

One of the reasons we chose to go this path is in order to ensure we can deploy on all of that very quickly.

00:01:44 Peggy Johnson

So we’re accelerating our path to market.

00:01:46 Peggy Johnson

We have another 30 or so customers seeking these types of devices.

00:01:51 Peggy Johnson

They do the dirty, dangerous, and very dull tasks that are part of people’s jobs in these facilities.

00:01:59 Peggy Johnson

they can step in and take this sort of work off their hands, just simple moving things from one device to another on and off pallets and doing it over and over again, freeing up the humans to do higher value work.

00:02:14 Sally Bakewell

So Peggy, Agility has opened a 60,000 square foot facility in Fremont to advance the Digit V5.

00:02:24 Sally Bakewell

I wanted to hear about what are the key milestones for meeting rigorous third-party safety compliance for this kind of robot interaction that you’ve managed to achieve?

00:02:36 Peggy Johnson

So we opened that facility to accelerate the training of skills for Digit.

00:02:41 Peggy Johnson

But the big obstacle with humanoids is all of them right now must work inside of a safety cell until they’re certified to come outside of that cell.

00:02:51 Peggy Johnson

What that means is they have to safely detect humans in close proximity and ensure no harm is done.

00:03:00 Peggy Johnson

At the end of this year, we will be demonstrating the very first safety certified

00:03:05 Peggy Johnson

humanoid that can come outside of those work cells that they’re in now and move throughout these facilities and do different jobs.

00:03:14 Peggy Johnson

It is likely we think probably the number one obstacle into vast deployment of humanoids and there’ll be a higher bar to get into the home over time.

00:03:25 Sally Bakewell

Very interesting.

00:03:25 Sally Bakewell

And switching back to your plans to merge through a SPAC, Foxconn led the PIPE, which is the private investment in public equity.

00:03:35 Sally Bakewell

Beyond the cash that that provides, what exact role will Foxconn as this kind of master of mass production, and what will it have and play in helping you scale?

00:03:46 Peggy Johnson

Well, we are exploring strategic engagement with Foxconn.

00:03:50 Peggy Johnson

They’re clearly a leader.

00:03:52 Peggy Johnson

and looking to build in North America.

00:03:56 Peggy Johnson

We have a factory already in Salem, Oregon, where we build all of our robots.

00:04:02 Peggy Johnson

It’s capable of building 10,000 robots a year.

00:04:05 Peggy Johnson

in that factory but at some point we will need to seek larger facilities and additional facilities so the engagement with Foxconn early is really going to be a big help to us over time.

00:04:19 Romaine Bostick

I’m curious right now about what the relationship is from a regulatory standpoint between the US and China.

00:04:25 Romaine Bostick

There were obviously the new tariffs that the president announced specifically on robotics that effectively is going to shut out some of those Chinese competitors and also

00:04:35 Romaine Bostick

my understanding, some Chinese parts as well.

00:04:38 Romaine Bostick

You’ve shared that on.

00:04:39 Romaine Bostick

I mean, you have publicly said you’re supporting these moves by the president.

00:04:43 Romaine Bostick

Why?

00:04:45 Peggy Johnson

We are supporting the administration’s moves because that is a subsidized industry in China.

00:04:51 Peggy Johnson

They also price lower than costs.

00:04:54 Peggy Johnson

We saw the same thing, I would say a similar playbook with the drone industry.

00:04:59 Peggy Johnson

We had a drone industry here and over several years it moved toward China.

00:05:05 Peggy Johnson

We would like to ensure that that does not happen with the robotics industry.

00:05:09 Peggy Johnson

So we think these are great moves by the administration to ensure that there’s a level playing field for U.S.

00:05:14 Peggy Johnson

companies in the robotics space.

00:05:16 Romaine Bostick

That is the finished product.

00:05:17 Romaine Bostick

And I understand the comparison with the drone industry.

00:05:20 Romaine Bostick

But does Agility and the rest of the U.S.-based makers, do you have the access to all of the materials that you would need without China?

00:05:30 Peggy Johnson

Well, right now, most of our components are sourced right here in the U.S.

00:05:35 Peggy Johnson

All robots will need the rare earth magnets that have been much talked about recently as part of the motors that run the actuators that cause all the movements with the humanoid robots.

00:05:48 Peggy Johnson

So that is one area we’re tracking very closely to ensure that we continue to have access to components that need rare earth metals.

00:05:56 Romaine Bostick

All right, Peggy, any idea when this SPAC deal is finally going to close out when you start trading?

00:06:02 Peggy Johnson

Well, we’re hoping the fall timeframe and so far we’re on track to hit that time.

00:06:07 Romaine Bostick

All right, we’ll hope to have you back then.

00:06:09 Romaine Bostick

Becky Johnson, the CEO over at Agility Robotics.

00:06:12 Romaine Bostick

When we come back, we’re gonna take a look at Sharers at Walmart.

00:06:14 Romaine Bostick

They’re having an awful day.

00:06:15 Romaine Bostick

We’re gonna unpack that with Michael Lasser over at UBS when we come back.

00:06:19 Romaine Bostick

This is The close on Bloomberg.

About Agility Robotics, Inc.

Agility’s commercially deployed humanoids operate alongside teams in warehouses, manufacturing facilities and distribution centers – tackling physically demanding and repetitive tasks while enabling workers to focus on higher-value work. With industry-leading safety standards and years of proven deployment data, we’re pioneering a new era of automation that enhances human potential. To learn more, visit www.agilityrobotics.com.

About Churchill Capital Corp XI

Churchill is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Agility stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to Agility stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Agility shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, Agility and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. We have based these forward-looking statements on current expectations and projections about future events.

These statements include: statements relating to, without limitation: our ability to consummate the Merger and PIPE Investment and the satisfaction or waiver of the closing conditions set forth in the Merger Agreement and Subscription Agreement; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement or Subscription Agreements; projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding Agility’s future development plans; the timing and success of Agility’s future development plans; the ability of Agility to implement its strategic initiatives and continue to innovate its existing products and services; the potential for share price appreciation; the expected timing of announcement and close of the potential transaction; Agility’s economic opportunity and total addressable market; the expected amount of gross transaction proceeds and the planned pre-money valuation of Agility; expectations regarding Agility’s ability to attract, retain and expand its customer base; Agility’s deployment of proceeds from capital raising transactions; Agility’s expectations concerning relationships with strategic partners, suppliers, regulatory bodies and other third parties; Agility’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting Agility’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the combined company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Agility and Churchill.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Agility is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Agility’s historical net losses and limited operating history; Agility’s expectations regarding future financial performance, capital requirements and unit economics; Agility’s use and reporting of business and operational metrics; Agility’s competitive landscape; Agility’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Agility’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Agility’s reliance on strategic partners and other third parties; Agility’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill’s public shareholders; the ability of Agility to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Agility or Churchill; failure to realize the anticipated benefits of the proposed transaction; Agility’s estimates of expenses and profitability; the evolution of the markets in which Agility competes; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Agility, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Agility’s and Churchill’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Agility and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds.

The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, Agility and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on December 16, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.